Heineken Holding N.V.
Pressinformation

02 MAY -8 AM 10:09

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands

Phone +31 (0)20 622 1152
Fax +31 (0)20 625 2213

02028861

File No.82-5149

Amsterdam, 25 April 2002

Changes in the composition of the Heineken Holding N.V. Management Board

In accordance with the wishes of Mr A.H. Heineken, who died on 3 January this year, the Management Board of Heineken Holding N.V. has appointed Mr M. Das to succeed Mr A.H. Heineken as chairman of the Management Board of Heineken Holding N.V. The intention to make this appointment was announced on 6 November 2001.

The General Meeting of Shareholders of Heineken Holding N.V. today passed a resolution making changes in the composition of the Heineken Holding N.V. Management Board which were also announced on 6 November 2001.

Mrs C.L. de Carvalho-Heineken has succeeded Mr A.H. Heineken as delegate member of the Management Board of Heineken Holding N.V. Mrs de Carvalho-Heineken has been a member of the Management Board since 1988.

Mr K. Vuursteen has been appointed member of the Management Board of Heineken Holding N.V. He succeeds Mr J.M. de Jong, who has retired as member of the Heineken Holding Management Board and has been appointed member of the Supervisory Board of Heineken N.V. Mr Vuursteen retired as chairman of the Executive Board of Heineken N.V. at today's shareholders' meeting of Heineken N.V.

The approval of the General Meeting of Shareholders means that the composition of the Management Board of Heineken Holding N.V. is now as follows:
M. Das, chairman
C. L. de Carvalho-Heineken, delegate member
D. P. Hoyer
K. Vuursteen

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Kees Jongsma
Tel.: +31 20 6478181

Information for investors and analysts
Jan van de Merbel
Tel: +31 20 5239591

82-5749

Articles of Association

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Articles of Association

02 MAY -8 AM 10:09

Heineken Holding N.V.

HEINEKEN HOLDING N.V.
established in Amsterdam

Articles of Association

Incorporated by deed on 27 March 1952, executed before W.W. Rutgers, civil law notary in Amsterdam, the Netherlands.
The Articles of Association of the company were last amended by deed, executed on 27 April 2001 before D.F.M.M. Zaman, civil law notary in Rotterdam, the Netherlands.
The amended Articles of Association have become effective as per 1 May 2001.

The ministerial Statement of No Objections was granted on 27 April 2001 under number N.V. 64.895.

Heineken Holding N.V.

Note about translation

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Name and Statutory Seat *Article 1*

The name of the company is: Heineken Holding N.V. It is established in Amsterdam, but it may also establish branch offices elsewhere, both in the Netherlands and abroad.

Corporate object *Article 2*

1 The corporate object of the company is:
The participation in enterprises, in particular in Heineken N.V., established in Amsterdam, and the carrying out of the management and administration or supervision of and the administration of shares in such enterprises, the rendering of services, the acquisition, holding and administration of other assets which constitute a source of income and, in general, the performance of all acts relating to the foregoing or conducive thereto, everything in the widest sense of the word.

2 The nominal value of the holdings of Heineken N.V. shares must always at least be equal to the total nominal value of the issued A- and B-shares of the company.

Duration *Article 3*

The company has been formed for an indefinite period of time.

Capital *Article 4*

1 The authorized capital of the company amounts to one billion five hundred million euros (EUR 1,500,000,000.-), divided into two hundred and fifty (250) priority shares with a nominal value of two euros (EUR 2.-) each, seven hundred forty-seven million three hundred seventy-four thousand seven hundred fifty (747,374,750) shares A with a nominal value of two euros (EUR 2.-) each and two million six hundred twenty-five thousand (2,625,000) shares B with a nominal value of two euros (EUR 2.-) each.

2 Any issue of shares shall be made pursuant to a resolution of the general meeting of shareholders, which, in order to be valid and binding, shall require a prior or simultaneous resolution of approval of the holders of shares of the class to which the resolution to issue relates.
Such a resolution of approval shall not be required if and insofar as the company is required under Article 12 of its Articles to distribute a stock dividend or bonus shares or to grant subscription rights to shareholders.

An issue of shares may not take place below par save for the provisions in Section 80, Subsection 2 of Book 2 of the Netherlands Civil Code.

3 A holder of A- or B-shares shall have a pre-emption right at any issue of A-shares pro rata to the total amount of his shares save for the provisions in Section 96a of Book 2 of the Netherlands Civil Code.
The pre-emption right may be restricted or excluded by a resolution of the general meeting of shareholders.
If a proposal to restrict or exclude the pre-emption right is made to the general meeting of shareholders the reasons for the proposal and the selection of the intended price of issue must be explained in the proposal.

4 The company may not subscribe for its own shares.
An acquisition by the company of not fully paid shares in its capital or in depository receipts issued therefor shall be null and void.
The company may acquire its own fully paid-up A-shares or depository receipts issued for A- and B-shares only for no value or if:

a the shareholders' equity less the acquisition price is not less than the sum of the paid and called up part of the capital and the reserves which must be maintained by law, and

b the nominal amount of the shares in its capital or the depository receipts issued therefor, which the company acquires, holds or holds as a pledge or which are held by a subsidiary, is not more than one-tenth of the issued capital. For the purpose of Paragraph (a) the amount of the shareholders' equity according to the last adopted balance sheet shall be reduced by the acquisition price of the shares in the capital of the company, or the depository receipts issued therefor, and any distributions from profits or reserves made after the balance sheet date to any parties other than the company and its subsidiaries. If since the end of the financial year more than six months have elapsed without the adoption of the annual accounts then an acquisition in accordance with this Paragraph shall not be permitted.

An acquisition other than for no value can be effected only if the general meeting of shareholders has so authorized the Management Board ('Raad van Beheer').
Such authorization shall be valid for not more than eighteen months. The general meeting of shareholders must specify in the authorization the number of shares or depository receipts issued therefor which may be

acquired, the manner in which the same may be acquired and the limits within which the price must be set.

5 The company may not grant loans, provide collateral, give a price guarantee, or otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or depository receipts issued therefor.
This prohibition shall also apply to its subsidiaries.

6 For the sale or disposal of the company's shares or depository receipts issued therefor the Management Board shall require the approval of the general meeting of shareholders.

7 No vote may be cast by the company in respect of shares belonging to it or over which it has a life interest or a pledge.
The beneficiary of a pledge or a life interest over any such share held by the company itself may also not vote in respect of such share if such right has been granted by the company. No vote may be cast for shares in respect of which the company holds the depository receipts issued therefor.
The provisions of Article 4 (7) shall apply correspondingly to shares or depository receipts issued therefor held by any subsidiaries of the company or over which they have a life interest or a pledge.
No distribution from the profit shall be made to the company on the company's own shares or depository receipts issued therefor, which are held by the company. In determining what proportion of the capital is represented or whether a majority represents a certain part of the capital, the nominal value of the shares in respect of which no voting rights can be exercised shall be deducted from the capital.

8 The company may only assist in the issue of depository receipts for shares pursuant to a resolution passed both by the general meeting of shareholders and by the holders of priority shares in a meeting.

Shares - Shares A in bearer form *Article 5*

1 Upon the taking up of a share, the full nominal amount thereof must be paid-in, together with, if the share is taken up for a higher price, the difference between such amounts. Upon subscription for a share, the person thus acquiring the right to obtain a share may give notice to the company in writing requesting a share in registered form.

2 Without a notice referred to in Paragraph 1 of this Article, the shareholder shall receive a right in respect of a share in bearer-form, in the manner set forth below.

3 All issued shares in bearer form shall be represented by one single share certificate.

4 The company shall have this share certificate be kept in custody by the central institution under the Netherlands Giro Securities Transactions Act, hereinafter: 'Necigef', for the benefit of those entitled to the shares represented by this share certificate.

5 The company shall confer a right to a share in bearer form, to the person entitled thereto, (a) by having Necigef enable the company to register an additional share on the share certificate and (b) by having the person entitled thereto designate an institution qualifying as a participant of Necigef as defined in the Netherlands Giro Securities Transactions Act, hereinafter a 'Necigef Participant', which will credit such person accordingly as a holder of co-ownership rights in its collective depot ('verzameldepot') of shares in the company.

6 Without prejudice to the provisions of Article 13, Paragraph 4, of these Articles of Association, Necigef shall irrevocably be entrusted with control over the share certificate and shall irrevocably be authorized to, on behalf of those entitled to the shares represented by the share certificate, do all things necessary with respect thereto, including to accept, to deliver and to cooperate to the registration of increases and decreases on the share certificate.

7 If a person holding co-ownership rights in the collective depot of a Necigef Participant requests delivery of one or more shares, up to the number in respect of which such person holds co-ownership rights, (a) Necigef shall transfer such shares to such person by deed of transfer, (b) the company shall acknowledge such share transfer, (c) Necigef shall enable the company to make a note on the share certificate to the effect that it be decreased by the number of shares concerned, (d) the relevant Necigef Participant shall accordingly debit such person in its collective depot and (e) the company shall register such person in its register of shareholders as a holder of registered shares.

8 A holder of a registered share may at all times have such registered share be converted into a bearer share in the following manner: (a) such person

shall transfer such share to Necigef by deed of transfer, (b) the company shall acknowledge such share transfer, (c), if in issue, the relevant registered share certificate (as referred to in Article 6 hereafter) shall be delivered to the company, provided with all un-called dividend coupons and talon, (d) Necigef shall enable the company to make a note on the share certificate to the effect that it be increased by a share, (e) a Necigef Participant designated by the person entitled shall accordingly credit such person in its collective depot and (f) the company shall terminate the registration of such person as the holder of the share concerned in its register of shareholders.

9 In these Articles of Association, references to shareholders shall include holders of co-ownership rights in a collective depot ('verzameldepot') as defined in the Netherlands Giro Securities Transactions Act.

Registered shares *Article 6*

1 For registered shares, no share certificates shall be issued, save if and insofar as the Management Board, upon the request of a holder of registered shares, shall decide otherwise. If the Management Board, upon the request of a shareholder, has decided to issue share certificates for registered shares, it may also resolve that collective share certificates may be issued, for twenty (20) or two hundred (200) registered shares, or for such multiples of two hundred (200) as the Management Board shall decide, in such manner and at such terms as the Management Board shall determine.

Hereafter in this Article, references to registered share certificates shall mean single and collective share certificates issued for registered shares. The registered share certificates shall be signed by two members of the Management Board. The Management Board may decide that, with respect to each of these signatures, signing shall take place by facsimile. At the request of the shareholder, a collective registered share certificate may be split in the manner and under the conditions to be determined by the Management Board.

The company shall not charge the shareholder for the conversion of single registered share certificates into a collective registered share certificate or the splitting thereof.

If a registered share certificate is issued, a note shall be made to that

effect in the register of shareholders, in accordance with the provisions in Paragraph 4 of this Article.

2 Registered share certificates shall be provided with one or more numbers or one or more letters or one or more letters with one or more numbers and/or such other distinguishing marks to be determined by the Management Board, so they may be distinguished from each other at all times.

3 Registered share certificates are provided with a set of separate dividend coupons and a talon. The dividend coupons and the talon shall bear the same number(s) and/or letter(s) and/or the same other distinguishing marks as the share to which they belong.

4 The Management Board shall keep a register in which shall be entered the names and addresses of all holders of registered shares, showing the date on which they acquired the shares, the date of acknowledgement by or serving upon the company, the nominal amount paid in on each share, as well as a note indicating whether a registered share certificate is issued for such share.

The register shall also include the names and addresses of those with a life interest or a pledge in registered shares, showing the date on which they acquired the right, the date of acknowledgement by or serving upon the company, as well as a note indicating which rights attached to such shares accrue to them by virtue of Subsections 2 and 4 of Sections 88 and 89, Book 2 of the Netherlands Civil Code.

Each shareholder, each pledgee of shares and each beneficiary of a life interest in a registered share is required to state his address to the company in writing.

The register shall be regularly updated.

Each entry in the register shall be certified by the signatures of two members of the Management Board.

If so requested, the Management Board shall furnish an extract from the register at no charge to shareholders, beneficiaries of a life interest in shares and to pledgees of shares, concerning their rights on a registered share. If a life interest or a pledge has been created in a registered share, the extract shall note to whom the rights meant in Subsections 2 and 4 of Sections 88 and 89, Book 2 of the Netherlands Civil Code shall accrue. The extract cannot be traded.

The Management Board shall deposit the register at the office of the com-

pany for inspection by the shareholders, as well as the beneficiaries of a life interest in shares and pledgees of shares to whom the rights meant in Subsection 4 of the Sections 88 and 89, Book 2 of the Netherlands Civil Code accrue. The last sentence does not apply to that part of the register which is held outside the Netherlands in compliance with the applicable legislation there or as a result of stock exchange regulations.

5 The transfer of registered shares shall be effected by a deed drawn up for that purpose and, unless the company is itself a party to the relevant transaction, written acknowledgement of the transfer by the company. Acknowledgement shall be effected in the deed, or by an officially dated statement of acknowledgement on the deed or on a copy or extract certified by a civil law notary or by the transferor, or in the manner referred to in the last sentence of this Paragraph. Each acknowledgement shall be certified by the signatures of two members of the Management Board. Official service of said deed or said copy or extract on the company shall rank as acknowledgement. If for a registered share a share certificate is issued, it shall also be required for the transfer that the share certificate be delivered to the company. If the registered share certificate is delivered to the company, the company may acknowledge the transfer by making a note of acknowledgement on such share certificate or by replacing the delivered share certificate by a new share certificate registered in the name of the transferee, all of this without prejudice to the provisions of Paragraph 1 of this Article.

6 The provisions of Paragraph 5 of this Article shall apply analogously to a partition of co-ownership rights in registered shares in the company, to a judicial sale of registered shares, to a creation or transfer of a life interest in registered shares and to a creation of a right of pledge in registered shares, provided that the acknowledgment of a creation or transfer of a life interest or a right of pledge in registered shares for which a share certificate is in issue can only be effected by making a note of acknowledgement on such share certificate. The foregoing provisions of this Paragraph shall apply unless the provision of Section 86c, Paragraph 4, Book 2 of the Netherlands Civil Code is applied.

7 With respect to all acknowledgments mentioned in this Article and with respect to all entries and notes in the register of shareholders mentioned in this Article, the Management Board may resolve that the signature of one or

both members of the Management Board may be replaced by that of one or more proxies to be designated in such resolution, on the understanding that the entries shall always be certified by two different signatures.

8 a The Management Board shall be authorized to, at the written request and at the cost of the persons entitled, replace damaged registered share certificates and/or dividend coupons and/or talons pertaining thereto by new documents with the same numbers as those documents to be replaced.

b The Management Board shall be authorized to, at the written request of the persons entitled, replace lost, stolen or destroyed registered share certificates and/or dividend coupons and/or talons pertaining thereto by duplicates thereof with the same numbers as the documents to be replaced.
The costs may be charged to the persons entitled.

c Upon issuing new documents or duplicates, the original documents shall be deemed worthless with respect to the company.

d Prior to providing duplicates, there may be such convocations and guarantees against later claims as the Management Board shall in each case deem prudent.

Management and administration *Article 7*

1 The company shall be managed by a Management Board, consisting of three or more members.
Legal persons may be a member of the Management Board.
One of the members of the Management Board may be appointed by the general meeting of shareholders as delegate member of the Management Board, who shall be entrusted, more in particular, with the daily conduct of the management and administration and the implementation of the resolutions of the Management Board.

2 The appointment of members of the Management Board shall be made by the general meeting of shareholders from a binding recommendation, stating the names of two persons for each appointment, to be made by the holders of priority shares in general meeting.

3 If no recommendation has been made at a general meeting of shareholders at which an appointment must be made, the meeting shall be free in its choice.

4 The holders of priority shares in general meeting may resolve to grant the members of the Management Board a remuneration and may determine the amount thereof.

5 A person who has reached the age of sixty-five may not be appointed as a member of the Management Board.
A member of the Management Board who has reached the age of sixty-five shall retire at the first subsequent annual general meeting of shareholders which is held after he has reached the age of sixty-five years.
The general meeting of shareholders may decide in respect of one or more members of the Management Board that and to what extent this Article 7 (5) shall not apply to them.

Article 8

1 Save for the restrictions described in these Articles, the Management Board shall be charged with the management and administration of the company.

2 The Management Board shall pass its resolutions with an absolute majority of votes of the members in office.
The company shall be bound vis-à-vis third parties by the delegate member of the Management Board or two other members of the Management Board.

3 The Management Board may appoint holders of a power of attorney for signature ('procuratiehouders') with such powers as shall be evidenced from the appointment and the Commercial Register.

4 The agreement of at least three-fifth of the number of members of the Management Board (which three-fifths must in any case include the delegate member, if in office) shall be required for:
 a the acquisition, disposal or encumbrance of securities and other participations and immovable property;
 b the taking up of loans other than from the banker of the company and the entering into of credit agreements;
 c the entering into of guarantees.

5 The Management Board shall require the approval of the holders of priority shares in general meeting for resolutions to exercise the voting right and for determining in which way this voting right shall be exercised in respect of the shares in companies limited by shares or other legal persons.

If the Management Board has not obtained approval for its resolution from the holders of priority shares in a meeting within fourteen days after such a resolution has been considered at such meeting, the Board shall convene a general meeting of shareholders, which shall then be held within six weeks from the day on which its resolution was considered by the holders of priority shares at the meeting, at which meeting a decision shall be taken on the approval of the way in which the shares will be voted. This provision shall have internal effect only so that the lack of any collaboration or approval may not be opposed by or against the company.

Article 9

1 In case of protracted absence or inability to act of any member of the Management Board the remaining members of the Management Board shall be provisionally charged with the entire management and administration.
In case of protracted absence or inability to act of all of the members of the Management Board the person to be designated thereto each year by the holders of priority shares in a meeting shall be charged with the management and administration on a temporary basis.

2 In case of death or dismissal of one of the members of the Management Board a general meeting of shareholders shall be held within six months in order to fill the vacancy.

Article 10

From its midst the Management Board shall appoint a chairman and it may, from or without its midst, appoint a secretary.

Annual accounts *Article 11*

1 The financial year of the company shall coincide with the calendar year. The company's accounts shall be balanced on the thirty-first of December of each year and the Management Board shall draw up annual accounts from these accounts.

2 The annual accounts drawn up by the Management Board shall be signed by all of the members of the Management Board and shall be submitted to the annual general meeting of shareholders to be held no later than in June, in order to adopt the annual accounts.

3 Save for the mandatory statutory provisions the unaltered adoption of the annual accounts submitted by the general meeting of shareholders shall constitute a discharge for the management and administration of the company's affairs by the Management Board in the past financial year.

Profit distribution *Article 12*

1 From the profit shown in the profit and loss account adopted by the general meeting of shareholders, after deduction from such profit of any compulsory addition to the reserves required by law, first the holders of A-shares and, thereafter, the holders of B-shares shall receive the same dividend per share as is distributed by Heineken N.V. over the financial year concerned, with due observance of the provisions in Article 12 (5).
If and insofar as the dividend of Heineken N.V. is distributed as a stock dividend, the dividend distribution to holders of A- and B-shares shall also be made in the form of a stock dividend.
From any balance after the distribution to A- and B-shareholders the holders of priority shares shall receive a four percent dividend while the balance shall be at the disposal of the meeting of holders of B-shares, which may apply the profit to which the holders of B-shares are entitled for a distribution to B-shareholders or for forming a dividend reserve insofar as the distribution takes place in cash.
Such a dividend reserve shall be invested in such manner as shall be determined by the Management Board.
The revenues and charges of such investments shall be credited or debited to such reserve.
Such a dividend reserve shall be at the disposal of the meeting of holders of B-shares.

2 If Heineken N.V. distributes bonus shares the company shall distribute bonus shares in the same proportion to its A- and B-shareholders.
Insofar as such shares are issued by Heineken N.V. to the debit of a share premium reserve the company shall, if possible, also distribute the bonus shares to the debit of its share premium reserve.

3 If Heineken N.V. issues new shares with a subscription right for shareholders the company shall also issue new shares on analogous terms with a subscription right for its A- and B-shareholders.

4 If as a result of the provisions of this Article stock dividends or bonus

shares are distributed or subscription rights are granted, this shall always be made, for holders of A- and B-shares, by granting rights to A-shares.

5 Profit distributions may take place only insofar as the shareholders' equity of the company exceeds the sum of the paid and called up part of the issued capital and the reserves which must be maintained by law.

6 Provided the provisions in Article 12 (5) have been complied with, a profit distribution shall be made within one month after adoption of the annual accounts.

7 The Management Board may resolve to declare an interim dividend on account of any dividend expected to be paid out for the financial year concerned, provided the provision in Article 12 (5) is complied with and is evidenced by an interim balance sheet in accordance with the provisions of Section 105, Subsection 4 of Book 2 of the Netherlands Civil Code.

General Meetings *Article 13*

1 Each year before the end of the month of June, a general meeting of the shareholders shall be held at which the annual accounts, accompanied by a report of the Management Board in respect of the company's affairs and the management and administration of the company's business, shall be presented, vacancies, if any, shall be filled and, in addition, such subjects will be considered as have been put before the meeting, with due observance of the statutory provisions and the provisions in these Articles of Association.

2 The general meetings shall be held in Amsterdam.

3 The convening notices for the general meetings shall be issued by the Management Board with at least fourteen days' notice, the date of the notice and the day of the meeting not being included, by an announcement in at least two nationally distributed newspapers. The notice shall state the items on the agenda to be considered or mention shall be made therein that the shareholders may inspect the agenda at the office of the company.

4 Each shareholder shall be entitled, either personally or by proxy authorized in writing, to attend general meetings of shareholders, to address the meeting and to exercise his voting rights.

With respect to voting rights and rights to participate in meetings attached to bearer shares, the company shall, analogously applying

Sections 88 and 89, Book 2 of the Netherlands Civil Code, also recognize as a shareholder such person as shall be mentioned in a written statement of a Necigef Participant to the effect that the number of bearer shares mentioned in such statement is held through such Necigef Participant's collective depot and that the person mentioned in such statement is holding an amount of co-ownership rights in such collective depot corresponding with the relevant number of bearer shares and will remain to be the holder thereof until the close of the meeting, provided such statement is filed in time at the place stated in the notice convening the meeting, against a receipt, which receipt shall serve as a ticket of admission for the meeting.

The notice of the meeting shall state the date on which the notice of the Necigef Participant must be filed at the latest. Such date may not be earlier than the seventh day prior to the day of the meeting.

The general meeting of shareholders may authorize the Management Board to set a record date as referred to in Article 119 of Book 2 of the Netherlands Civil Code for the maximum period of five years. If the Management Board has decided to set a record date, a written statement of a Necigef Participant needs exclusively to contain, that the number of bearer shares mentioned in such statement at the certain period of time of registration is held through such Necigef Participant's collective depot and that the person mentioned in such statement is holding an amount of co-ownership rights in such collective depot at the certain period of time of registration.

5 In addition, shareholders who wish to be represented at the general meeting by a proxy-holder authorized in writing, must submit the proxy before the meeting at the office of the company and the shareholders or their proxy-holders must sign the attendance book, stating the number of shares represented by them and the number of votes to be cast by them.

6 An extraordinary general meeting of shareholders shall be held if the Management Board has convened such a meeting; the Management Board shall moreover be obliged to convene an extraordinary general meeting of shareholders, to be held within four weeks after its receipt of a request to that effect made by the holders, collectively, of at least one quarter of the issued share capital.

This meeting shall deal with the subjects stated by those who wish to hold the meeting.

7 Proposals brought up by shareholders may only be dealt with in the proximate general meeting if they have been submitted to the Management Board timely enough to allow their being announced with due observance of the period referred to in Section 3 of this Article.
8 For the application of Sections 3, 4 and 5 of this Article and Section 2 of Article 15, those persons shall have equal rights as shareholders who are entitled to the rights attributed by law to holders of depository receipts issued with the cooperation of the company, on the understanding, however, that the voting right attached to shares may only be exercised by those of the persons referred to above who are entitled to the voting right in accordance with the relevant legal provisions.

Article 14

1 All meetings of shareholders shall be chaired by the chairman of the Management Board or, in his absence, by one of the members of the Management Board attending the meeting.
If no member of the Management Board is present, the meeting shall nominate its own chairman.
2 All ballots concerning appointments shall be conducted by means of folded ballot-papers, unless the meeting prefers another voting procedure.
3 At all general meetings resolutions shall be passed by an absolute majority of the votes cast, except for those cases in which a larger majority is prescribed by the law or these Articles.
4 Each share shall entitle the holder to one vote.
5 Votes cast in respect of shares of persons who, otherwise than as a shareholder of the company, would be granted any rights against the company as a result of a resolution to be passed or who would be discharged from any obligation towards the company shall also be valid.
6 Blank votes shall be considered to be abstentions.
7 Minutes of the proceedings in general meetings shall be drawn up by a secretary nominated by the general meeting, and shall be confirmed and signed by the chairman of the meeting and by the person who has made the minutes. If a civil law notary has made a record of such proceedings the signing by the notary and the co-signing by the chairman or by a shareholder nominated by him shall be sufficient.
8 The foregoing shall apply, insofar as possible, to meetings of holders

of priority shares and of holders of A- or B-shares, as the case may be.

9 In all meetings valid resolutions may be passed even if the provisions for convening the meeting have not been observed provided the resolutions are passed unanimously for all outstanding shares of the class concerned.

Amendment of the Articles of Association and dissolution *Article 15*

1 A resolution to amend the Articles of Association or to dissolve the company may only be adopted in a general meeting of shareholders, in which at least half of the issued capital is represented and exclusively in response to a proposal to that effect by both the holders of priority shares in general meeting and the general meeting of shareholders A.

2 If a proposal to amend the Articles of Association is to be made to the general meeting, such shall be mentioned in the notification of the convocation, while at the same time a copy of said proposal, including the proposed amendment verbatim, shall be deposited at the offices of the company for the inspection of shareholders until the conclusion of said meeting.

3 If the capital as required in Article 15 (1) is not represented at the meeting, a second meeting shall be held within four weeks from the date of the first meeting, at which second meeting a resolution as referred to in Article 15 (1) may be passed, irrespective of the capital represented, subject to the proposal as mentioned hereinbefore.
The notice for this meeting may be issued only after the date on which the first meeting was held.

Article 16

1 In case of winding up of the company pursuant to a resolution by the general meeting of shareholders the liquidation shall be carried out by the Management Board, unless the general meeting of shareholders appoints a special committee for the liquidation.

2 In their resolution to wind up the company the general meeting of shareholders shall also determine the remuneration of the liquidators, if they are charged with the supervision over the liquidation, which remuneration may consist of a sum equal to such percentage of the profit made on liquidation as determined by the aforementioned general meeting of shareholders.

3 From the liquidation balance there shall be paid first to shareholders B the amount of the dividend reserve referred to in Article 12 (1) in proportion to each one's holding of B-shares. Subsequently, a distribution shall be made for every A-share, insofar as possible, of an amount corresponding to the average proceeds per share of the Heineken N.V. shares sold by the company during the liquidation.
The liquidators shall be entitled to cause the liquidation distribution to be made to shareholders A in the form of Heineken N.V. shares, to wit in the proportion of one A-share Heineken Holding N.V. for one share Heineken N.V. with an equal nominal value. Thereafter the priority shareholders shall receive the nominal value of their participation.
The balance shall vest in shareholders B, to be divided amongst them pro rata to each one's holding of B-shares.
The distribution of this balance may also take place in kind, if and insofar as the shareholders concerned should so wish.
4 After termination of the liquidation, the accounts and records of the wound up company shall remain in the custody of the person to be nominated for this purpose by the general meeting of shareholders for thirty years.
5 Furthermore, the liquidation shall be conducted with due observance of the provisions of the law.

Transitory provision (conversion of bearer shares) *Article 17*

1 With respect to share certificates for bearer shares A, in issue on the fourth of May nineteen hundred and ninety-eight, and afterwards not yet registered on the share certificate referred to in Article 5, Paragraph 3, of these Articles of Association, applies that these share certificates shall be registered, in the manner stipulated in the second sentence of this Paragraph, on the share certificate referred to in Article 5, Paragraph 3, of these Articles of Association against delivery of the share certificates (K-certificates) provided with all uncalled dividend coupons and talons, as the case may be, against delivery of the share certificates (CF-certificates) provided with simplified dividend sheets. With respect to the aforementioned registration, a share certificate for bearer shares (K-certificate or CF-certificate) of one or more bearer shares A of twenty-five Dutch guilders (NLG 25.-) shall be considered as a certificate of such num-

ber of shares of two euros (EUR 2.-) as equals six twenty-five/hundredth (6.25) times the number of shares A noted on that K-certificate or CF-certificate, rounded off downwards. After the fourth of May nineteen hundred ninety-eight, rights to dividends and other distributions attached to bearer shares, in issue on the fourth of May nineteen hundred ninety-eight, can only be exercised if the bearer shares concerned have been delivered in accordance with the foregoing provisions of this paragraph.

2 As to documents referred to in Paragraph 1 of this Article which are damaged, lost, stolen or destroyed, the provisions of Article 6, Paragraph 8, of these Articles of Association shall apply analogously.

3 As long as a registered share certificate (K-certificate or CF-certificate) of one or more bearer shares A of twenty-five Dutch guilders (NLG 25.-) has not been delivered in accordance with Paragraph 1 of this Article, by making a note on the share certificate as referred to in Article 5, Paragraph 3 of these Articles of Association, such K-certificate or CF-certificate shall from the first of May two thousand one be considered a share certificate of such number of shares of two euros (EUR 2.-) which is equal to six twenty-five/hundredth (6.25) times the number of bearer shares A of twenty-five Dutch guilders (NLG 25.-) noted on that K-certificate or CF-certificate, rounded off downwards.